UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Appoints Mr. Johnny Lo to Chief Operating Officer

Shanghai, China, August 22, 2011 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced it has appointed Mr. Johnny Lo as the Company’s Chief Operating Officer and CEO of China Operations, effective
September 1, 2011.
Mr. Lo brings to SearchMedia over two decades of outdoor advertising experience in China and Hong Kong. He joins SearchMedia from Sky Media, an integrated outdoor advertising company he founded in 2004, whose client base includes well-recognized brands such as McDonald’s, the NBA, and Johnnie Walker. Prior to founding Sky Media, Mr. Lo was the Founding Managing Director of Portland China,
a full service outdoor advertising company in China owned by WPP/MindShare
(NASDAQ: WPPGY); General Manager of Greater China for Leo Burnett Ltd (“Leo
Burnett”); and held various roles at the Hong Kong Mass Transit Railway
Corporation (“MTRC”). At Leo Burnett, Mr. Lo served high profile multinational corporate clients including Procter &Gamble, McDonald’s, Smartone, Standard
Charter Bank, Coca Cola and Motorola and was instrumental in launching Leo
Burnett’s new media company Starcom in Hong Kong and China. At MTRC, Mr. Lo was responsible for annual revenue of over HK$500 million across various business areas including poster advertising, Kiosk rental and all other revenue-generating concessions.

Mr. Lo has also received various awards in recognition for his accomplishments in the advertising industry, including “The Most Important Leader Contributing to the Growth of China’s Outdoor Market” at the Fifth China Outdoor Advertising
Conference in 2008 and “Outdoor Person of the Year” at the Inaugural China
Outdoor Conference in 2005. Mr. Lo received an MBA from the University of Hong
Kong and a Bachelor of Science degree in Mathematics from the Chinese University of Hong Kong.

Mr. Paul Conway, CEO of SearchMedia commented, “We are delighted to welcome a veteran of China’s outdoor advertising industry to our executive management team.  We believe Mr. Lo’s expertise in the outdoor advertising business in
China as well as his experience in serving leading global and national brands will help us better penetrate China’s compelling advertising market and grow our concession base. Furthermore, his managerial and business development experience will prove invaluable to SearchMedia as we continue to develop towards our growth objectives and execute new strategic initiatives.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Mr. Lo’s ability to effectively serve as COO and CEO of China Operations; whether Mr. Lo can navigate the business environment in China and lead the Company to long-term growth, as well as whether Mr. Lo can help the Company penetrate China’s advertising market and grow the Company’s concession base and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, Inc.
In New York:  Ashley De Simone: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: August 25, 2011	By:	Wilfred Chow
	Name:	Wilfred Chow
	Title:	Chief Financial Officer